
Report of Independent Registered Public Accounting Firm

To the Management Committee
Probitas Funds Group, LLC
San Francisco, California

We have reviewed management's statements, included in the accompanying The Exemption Report, in which (a) Probitas Funds Group, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Probitas Funds Group, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i), (the exemption provisions) and (b) Probitas Funds Group, LLC stated that Probitas Funds Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Probitas Funds Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Probitas Funds Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

RSM US LLP

Tacoma, Washington
February 28, 2017



425 California Street
Suite 2300
San Francisco, California 94104
phone 415.402.0700
fax 415.402.0052
www.probitaspartners.com

SEC # 8-53512
CRD# 115876

The Exemption Report

We as members of management of Probitas Funds Group, LLC (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: *k(2)(i),* (the "exemption provisions"). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: *k(2)(i),* (the "exemption provisions") and (2) we met the identified exemption provisions for the period from January 1, 2016 to December 31, 2016 without exception.

Probitas Funds Group, LLC

I, John Murphy, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: _____COO_____

February 3, 2017

Integrated • Global • Alternative Investment • Solutions

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53512

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__01/01/16__ AND ENDING__12/31/16__

                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

425 California Street, Suite 2300
(No. and Street)

San Francisco	CA	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Murphy   415.402.0700

                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

1145 Broadway Plaza, Ste. 900	Tacoma	WA	98402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Murphy _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Probitas Funds Group, LLC _____ , as

of December 31 _____ , 20 16 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



LAUREN LATIMER ROSEMONT
Notary Public - California
San Francisco County
Commission # 2154411
My Comm. Expires May 23, 2020

_____
Notary Public

_____
Signature

CFO

_____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Probitas Funds Group, LLC

Financial Report
December 31, 2016

Contents



Report of Independent Registered Public Accounting Firm

To the Management Committee
Probitas Funds Group, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Probitas Funds Group, LLC (the Company) as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

RSM US LLP

Tacoma, Washington
February 28, 2017

Probitas Funds Group, LLC

Statement of Financial Condition
December 31, 2016

Assets

Cash and Cash Equivalents	$	7,499,746
Receivables		9,749,140
Prepaid Expenses		177,860
Furniture, Fixtures and Equipment, net		36,505
Long-Term Receivables		2,825,255
Due From Affiliates		42,366
Total assets	$	20,330,872

Liabilities and Member's Equity

Accounts Payable and Accrued Expenses	$	4,494,640
Deferred Revenue		559,191
Total liabilities		5,053,831
Commitments, Contingencies and Guarantees (Note 7)		-
Member's Equity		15,277,041
Total liabilities and member's equity	$	20,330,872

See Notes to Financial Statements.

Probitas Funds Group, LLC

Notes to Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business: Probitas Funds Group, LLC (the Company) was formed and organized in Delaware on July 25, 2001 as a limited liability company (LLC) and will continue into perpetuity. The Company was registered as an LLC in the state of California on August 27, 2001 and is based in San Francisco, California, with a second office in New York, New York. The Company's primary line of business is providing consulting and placement agent services regarding the private placement of securities in investment vehicles. The Company solicits investments from institutional and select private investors on behalf of the investment vehicles its clients manage.

On February 15, 2002, Probitas Funds Group, LLC became registered as a general securities broker-dealer with the U.S. Securities and Exchange Commission (SEC) pursuant to Section 16c of the Securities Exchange Act of 1934 and became a member of the National Association of Securities Dealers, Inc. (now the Financial Industry Regulatory Authority). The Company was granted a broker-dealer certificate by the California Department of Corporations on March 12, 2002. The Company is a single member LLC, wholly owned by Probitas Partners, L.P. (the Parent).

The Company conducts business throughout the United States and in several other countries. On May 29, 2008, the Company was exempted, subject to certain conditions, from the need for an Australian financial services license. The Company became registered in Japan as a Type 2 Financial Instruments Dealer on January 13, 2009, and is also registered as an international dealer in the provinces of Ontario, Alberta, Quebec and British Columbia, Canada.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(i) provide that the Company carry no margin accounts; promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer; and hold no funds or securities for, or owe no money or securities to, customers.

A summary of the Company's significant accounting policies is as follows:

The Company follows accounting principles generally accepted in the United States of America (U.S. GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations and cash flows.

Use of estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual values and results could differ from those estimates.

Cash and cash equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts that, at times, may exceed insured limits. It is the opinion of management that the solvency of the referenced financial institutions is not of concern at this time.

Receivables: Receivables consist of billed and unbilled receivables. Receivables generally represent revenue recognized by the Company for placement and other services in accordance with the terms of the respective service agreements. Receivables are stated at unpaid balances, less an allowance for doubtful accounts. Interest on long-term receivables is recognized over the term of the receivable and is calculated using the simple-interest method on principal amounts outstanding based on the terms in the respective agreements.

The allowance for doubtful accounts is increased by charges to bad debt expense and decreased by charge-offs net of recoveries. Management's periodic evaluation of the adequacy of the allowance is based on the Company's

Note 1.   Nature of Business and Summary of Significant Accounting Policies (Continued)

past collection experience, risks related to the balance in question, specific adverse situations that may affect the client's ability to pay, and current economic conditions.

The Company considers a receivable uncollectible when, based on current information or other factors, it is probable that the Company will not collect the receivable balance and interest payments according to the client contract. Accounts are written off when management believes, after considering economic conditions, business conditions, the financial condition of the obligor and collection efforts, that the receivables and collection of interest is doubtful. At December 31, 2016, there was no allowance for doubtful accounts. Management believes that all accounts receivable are collectible as of December 31, 2016.

Transfers of financial assets: Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated form the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets. In addition, for transfers of a portion of financial assets, the transfer must meet the definition of a "participating interest" in order to account for the transfer as a sale. Following are the characteristics of a participating interest:

- Pro rata ownership in an entire financial asset.

- From the date of transfer, all cash flows received from the entire financial asset are divided proportionately among the participating interest holders in an amount equal to their share of ownership.

- The rights of each participating interest holder have same priority and no participating interest holder's interest is subordinated to the interest of another participating interest holder. That is, no participating interest holder is entitled to receive cash before any other participating interest holder under its contractual rights as a participating interest holder.

- No party has the right to pledge or exchange the entire financial asset unless all participating interest holders agree to pledge or exchange the entire financial asset.

Furniture, fixtures and equipment: Furniture, fixtures and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from three to seven years. Leasehold improvements are amortized over the term of the lease or the estimated useful life of the improvement, whichever is less.

Revenue recognition: The Company recognizes revenue from advisory services over the period in which the services are rendered and revenue from placement agent services when earned based on the terms of the client contract. When such revenues are denominated in foreign currency, they are converted to the U.S. dollar at the time of revenue recognition using the then-current exchange rate.

Income taxes: The Company is a single-member LLC whose parent is a multi-partner limited partnership taxed as a partnership for federal income tax purposes. The Company is a "disregarded entity" for tax purposes and its income is included in the Parent's partnership return; therefore, no provision for income taxes is required. FASB Accounting Standards Codification (ASC) Topic 740, *Income Taxes*, requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2016, management has determined

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

that there are no material uncertain income tax positions. The Company is no longer subject to examination by United States federal, state or local taxing authorities for tax years before 2011.

Recent accounting pronouncements: In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No, 2014-09, "Revenue from Contracts with Customers (Topic 666)." The guidance in this ASU supersedes the revenue recognition requirements in Topic 605, "Revenue Recognition." Under the new guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU No. 2014-09 are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application is not permitted. The Company is currently evaluating the impact of adopting this ASU on its financial statements and has determined that it may affect how advisory fee revenue is recognized.

In October 2016, the FASB issued ASU 2016-17, *Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control.* ASU 2016-17 modifies existing guidance with respect to how a decision maker that holds an indirect interest in a VIE through a related party under common control determines whether it is the primary beneficiary of the VIE as part of the analysis of whether the VIE would need to be consolidated. Under ASU 2016-17, a decision maker would need to consider only its proportionate indirect interest in the VIE held through a related party under common control. As a result of ASU 2016-17, in certain cases, previous consolidation conclusions may change. ASU 2016-17 is effective for the Company's fiscal year beginning January 1, 2017. The adoption of this guidance is not expected to have a material impact on the financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which creates a new credit impairment standard for financial assets measured at amortized cost and available-for-sale debt securities. The ASU requires financials assets measured at amortized cost (including loans, trade receivables and held-to-maturity debt securities) to be presented at the net amount expected to be collected, through an allowance for credit losses that are expected to occur over the remaining life of the asset, rather than incurred losses. The ASU requires that credit losses on available-for-sale debt securities be presented as an allowance rather than as a direct write-down. The measurement of credit losses for newly recognized financial assets (other than certain purchased assets) and subsequent changes in the allowance for credit losses are recorded in the statement of income as the amounts expected to be collected change. The ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company does not intend to early adopt. The Company is currently evaluating the impact of adopting this ASU on its financial statements.

Foreign currency transactions: Foreign currency transactions are transactions denominated in a currency other than the Company's functional currency, the U.S. dollar. Periodically and at year-end, the Company remeasures the recorded balances related to foreign-currency transactions using the current exchange rate. Gains or losses arising from the remeasurement of these balances are recorded in other expense in the Company's statement of operations.

Guarantees: The Company recognizes guarantees in accordance with Accounting Standards Update 460, *Guarantees* (FASB Interpretation No. 45). According to this guidance, the Company is not required to book a liability for guarantees of a parent company's debt to a third party. Other required disclosures about such arrangements are made in Note 7.

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Nonconsolidated variable interest entities: In order to determine if we hold a controlling financial interest in an entity, we evaluate if we are required to apply the variable interest entity (VIE) model to the entity, we continuously evaluate whether we have a controlling financial interest in a VIE. In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets

that (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to direct the activities of the entity that most significantly impact its economic performance, or (3) has a group of equity owners that do not have the obligation to absorb losses of the entity or the right to receive returns of the entity. A VIE should be consolidated if a party with an ownership, contractual, or other financial interest in the VIE that is considered a variable interest (a variable interest holder) has the power to direct the VIE's most significant activities and the obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. A variable interest holder that consolidates the VIE is called the primary beneficiary.

At December 31, 2016, the Company funded operations of Probitas Hong Kong Limited (PHKL), a related party through common ownership of the Parent, through an agreement, which was evaluated against the criteria for consolidation and determined that it is not the primary beneficiary of the VIE because the Company lacks the power to direct the activities of the variable interest entity that most significantly impacts their economic performance. Therefore, consolidation in the Company's financial statements is not required. At December 31, 2016, the Company did not carry any amounts related to the VIE in its statement of financial condition.

During the period ended December 31, 2016, the Company provided no explicit or implicit financial or other support to this VIE that were not previously contractually required.

Note 2.   Furniture, Fixtures and Equipment

These are the balances as of December 31, 2016:

Furniture and fixtures	$	297,476
Equipment		212,256
Leasehold improvements		39,961
		549,693
Accumulated depreciation and amortization		(513,188)
	$	36,505

Note 3.   Related-Party Transactions

The Company maintains agreements to pay monthly management fees with both its Parent and Probitas Hong Kong Limited, a related party through common ownership of the Parent. The Company also maintains an agreement with PFG-UK, Ltd, a related party through common ownership of the Parent, pursuant to which PFG-UK, Ltd, and the Company agree to share revenues earned from common clients. Any shared revenues from these related parties are received by the Parent and later transferred to the Company, resulting in a receivable between the two parties.

During the year ended December 31, 2016, receivables totaling $4,992,468 were sold to the Parent. As of December 31, 2016, the Company was owed $42,366 from the Parent.

Probitas Funds Group, LLC

Notes to Financial Statements

Note 4. Net Capital Requirements

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Company may not allow advances to affiliates, the withdrawal of equity capital or payment of dividends if such payment would result in aggregate indebtedness greater than 10 times net capital or if net capital would fail to be at least 120 percent of the minimum required net capital.

At December 31, 2016, the Company had net capital of $2,438,287 which was $2,101,365 in excess of its required net capital of $336,922. The Company's ratio of aggregate indebtedness to net capital was 2.07 to 1.

Advances to affiliates, distributions and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and various exchanges the Company is associated with.

Note 5. Concentrations of Credit Risk

The Company holds contract receivables from obligors that are private equity investment funds. In the event one or more of these funds do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the financial strength of both the funds and its underlying investors, which are typically required to contribute capital to these funds over a period of several years. It is the Company's policy to review and monitor, as necessary, the credit standing of each counterparty, as well as the exposure to each counterparty.

During the year ended December 31, 2016, the Company earned 58 percent of its service revenue from three clients, equal to 31 percent, 15 percent, and 12 percent of total advisory and placement fees revenue, respectively. As of December 31, 2016, the accounts receivable balance of these three clients was 7 percent, 22 percent, and 14 percent of total accounts receivable, respectively.

Note 6. Long-Term Receivables

Long-term receivables from customers of $2,825,255 consist of six installment agreements with effective interest rates ranging from 0 percent to 6 percent. Payments are collectible through December 2020.

Note 7. Guarantees and Indemnifications

The Company has pledged its contract receivables and all other assets, except cash, as security for a $7,000,000 line of credit held by the Parent. In accordance with the agreements, in order to have access to the line of credit, the Company is required to maintain minimum net income each quarter, as defined in the agreement.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 8. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 28, 2017, the date these financial statements were issued.